New Dragon Asia Corp.
10 Huangcheng Road (N)
Longkou, Shandong Province
People’s Republic of China 265701

December 18, 2010

Mr. H. Roger Schwall Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:
New Dragon Asia Corp.
Preliminary Revised Proxy Statement on Schedule 14A
Filed November 22, 2010
Response Letter Dated November 22, 2010
File No. 1-15046

Registration Statement on Form S-3MEF
Filed October 16, 2010
File No. 333-162552

Dear Mr. Schwall:

We hereby respond to the comments set forth in the Staff’s letter dated December 10, 2010 (the “Staff’s Letter”).  Simultaneous herewith, we are filing a further amended Preliminary Proxy Statement on Schedule 14A (the “Amended Schedule 14A”).

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows (the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter):

Comment	General

1.
We note your response to comment 1 from our letter dated November 5, 2010, as well as the new draft articles of amendment included as Annexes C and D. In Annex D, you state that there are 108,142,409 shares outstanding and that there will be 1,081,424 shares outstanding subsequent to the reverse split. However, this appears to conflict with your revised disclosures elsewhere in the proxy statement and your response letter, which reflect 119,509,894 shares issued and outstanding. Please revise for consistency.

Company Response: We have fixed the typographical error in the Amended Schedule 14A.

2.
With respect to the proposed articles of amendment, it does not appear that you have ever filed a complete version of your articles of incorporation or bylaws. In your periodic reports, you incorporate by reference Exhibits 3.1 and 3.2 from a Definitive Proxy Statement filed October 11, 2001. However, a review of that document reflects that it does not contain any exhibits. In addition, the only relevant portion appears to be Appendix C, which is merely an amendment to the articles of incorporation. Please tell us where you have filed complete versions of your articles of incorporation and bylaws.

Company Response:  We originally filed our Articles of Incorporation and By-laws as exhibits to our Registration Statement on Form SB-2 (File No. 333-81829) and the amendment to our Articles as Exhibit 3.1 to our Annual Report on Form 10-KSB for the year ended December 31, 2001.  It appears that at some point subsequent thereto, reference to the Exhibits 3.1 and 3.2 the Definitive Proxy Statement was adopted in error.  We plan to correct this incorporation by reference in our upcoming Annual Report on Form 10-K for the year ended December 25, 2010 by incorporating the correct exhibits to the filings described above.

3.
We note your response to comment 2 from our letter dated November 5, 2010. Please confirm whether or not you have deemed this error a material weakness in either or both your disclosure controls and procedures or internal control over financial reporting. Please provide us with draft disclosure showing how you intend to disclose this, if at all, in subsequent periodic reports that require disclosure under Items 307 and 308 of Regulation S-K.

Company Response:  We do not believe that this error was a material weakness in either our disclosure controls and procedures or internal control over financial reporting. As response to comment 2 of your letter dated November 5, 2010, we have enhanced our controls by assigning an accounting officer to supervise the issuance of new stocks, through which we believe we can avoid inappropriate issuance in the future.
We had disclosed the over-issuance in our latest Q3 Form 10-Q as below-

“NOTE 21. COMMITMENTS AND CONTINGENCIES

Void Share Issuance in 2010

During the first nine months of 2010, 8,142,409 shares of the Company’s Class A common stock were issued in excess of the Company's Articles of Incorporation.  Subsequent to September 25, 2010, a further 11,367,485 were issued in excess of the Company’s Articles of Incorporation.  Such shares are void under Florida law and are not entitled to vote at meetings of our stockholders or to any other rights of a stockholder of the Company.  In addition, any shareholder holding such void shares is entitled to recover their value from the Company unless the Company is able to replace the void share with a valid share.  As of November 15, 2010, this obligation results in a potential commitment to buy back shares amounting to approximately $800,000, plus the expenses associated with administering such claims.

Accordingly, the Company has proposed in the coming shareholders’ meeting to increase the authorized shares to 119,509,894 in order to cover the excess shares issued. Should the shareholders’ resolution be not approved, the Company might need to buy from the market 19,509,894 shares amounting to approximately $800,000 using the latest market price of $0.04 per share. The over issuance of shares at September 25, 2010 resulted from a conversion of Preferred stock on July 5,2010..For financial statement purposes the Company has presented the equivalent shares of preferred stock as still outstanding and accounted for the unexercisable conversion feature as part of the derivative liability.

The Company has also planned to propose a reverse split of its Class A common stock at a ratio of 100 for 1. If the reverse split were approved by the shareholders’ meeting, the total amount of outstanding common shares would reduce and the stock price would increase accordingly. However, there is no assurance that the reverse split will be approved. As such, the Company has not retroactively reflected the reverse split in the financial statements as at September 25, 2010.”

We will also have such disclosure in the coming Form 10-K for the Year 2010.

Comment	Registration Statement on Form S-3MEF, File No. 333-131191

4.
We have considered your response to comment 4 from our letter dated November 5, 2010, and we do not concur with your analysis.  Please advise us regarding your plans to remediate the issues identified in our prior comment.

Company Response:  As discussed between the Staff and our U.S. securities counsel subsequent to the issuance of the Staff’s Letter, we filed the original Registration Statement on Form S-3 with respect to a delayed resale offering registered on behalf of certain selling shareholders listed in such Registration Statement and to which the Registration Statement on Form S-3MEF relates.  Pursuant to Compliance and Disclosure Interpretation 244.04, Rule 462(b) may only be used “to increase the number of shares registered prior to sending the confirmation for the first sale of securities in the offering.”  As mentioned in this conversation with the Staff, we have investigated the timing of the filing in relation to the issuance of the shares covered thereby and have determined that the Registration Statement on Form S-3MEF was clearly filed prior to the issuance of the shares offered for resale thereunder.  For the information of the Staff, we considered the possibility of issuing restricted shares to the relevant investors as well and proceeded with the issuance and filing with the Commission prior to the time any confirmations regarding the offering of such shares could have been sent.  We therefore believe the use of Rule 462(b) was appropriate in these circumstances and within the guidance of the Staff in this regard.  Should the Staff disagree with our analysis notwithstanding our investigation of the relevant facts, we plan to file a Current Report on Form 8-K indicating that as the Staff has indicated that the Registration Statement on Form S-3MEF may have been improper, we intend to file a further Registration Statement on Form S-3 containing a Rule 429 prospectus covering resales of the shares in question by the transferees of the selling stockholders named in the original Registration Statement and that any stockholder aware of the fact that its shares were issued in October 2009 should discontinue resales thereof until a further press release has been issued stating that such filing has been declared effective by the Commission.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this letter would be greatly appreciated.  If you have further questions please feel free to contact either Mitchell Nussbaum of Loeb & Loeb LLP at (212) 407-4159 or Norwood P. Beveridge, Jr. of Loeb & Loeb LLP at (212) 407-4970 . Thank you.

Sincerely,

:	/s/ Li Xia Wang
Chief Executive Officer New Dragon Asia Corp.